October 16, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Irene Barberena-Meissner and Laura Nicholson

Re:	Altitude Acquisition Corp.
Amendment No. 1 Registration Statement on Form S-1
Filed October 8, 2020
File No. 333-249071

Dear Ms. Barberena-Meissner and Ms. Nicholson:

On behalf of our client, Altitude Acquisition Corp., a company organized under the laws of the State of Delaware (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the Registration Statement on Form S-1, filed with the Commission on October 8, 2020 (the “Registration Statement”), contained in the Staff’s letter dated October 14, 2020 (the “Comment Letter”).

The Company will file via EDGAR Amendment No. 2 to the Registration Statement, which reflects the Company’s response to the comments received by the Staff and certain other updated information. For ease of reference, the comments contained in the Comment Letter are printed below and are followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors

Our warrant agreement will designate the courts of the State of New York..., page 58

1.

If the exclusive forum provision in the warrant agreement filed as Exhibit 4.4 does not apply to actions arising under the Exchange Act, please ensure that the provision states this clearly. In that regard, we note your disclosure that the provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. However, this is not stated in the form of warrant agreement.

Response: The Company respectfully advises the Staff that it has revised Section 9.3 of Exhibit 4.4 to clearly state that such exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act.

United States Securities and Exchange Commission

October 16, 2020

Description of Securities

Exclusive forum for certain lawsuits, page 133

2.

You disclose here and on page 62 that “unless [you] consent in writing to the selection of an alternative forum, the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against [you] or any of [your] directors, officers, other employees or agents.” However, the exclusive forum provision in Section 12.1 of your form of amended and restated certificate of incorporation filed as Exhibit 3.2 indicates that the Court of Chancery of the State of Delaware and the federal district court for the District of Delaware shall have concurrent jurisdiction for any action arising under the Securities Act. In addition, you disclose that one of the exceptions to the selection of the Court of Chancery in the State of Delaware as the exclusive forum for certain claims includes claims “for which the Court of Chancery does not have subject matter jurisdiction, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction.” However, such disclosure does not appear to be consistent with your exclusive forum provision in your form of amended and restated certificate of incorporation. Please revise your prospectus disclosure or your form of amended and restated certificate of incorporation to address these discrepancies.

Response: The Company has revised Section 12.1 of Exhibit 3.2 to address the Staff’s comment.

Please do not hesitate to contact Elliott Smith at (212) 819-7644 or Jessica Chen at (212) 819-8503 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Gary Teplis, Altitude Acquisition Corp.

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